UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

180 LIFE SCIENCES CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $ 0.0001 PER SHARE

(Title of Class of Securities)

68236V104

(CUSIP Number)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	68236V104

1	Names of Reporting Persons
Ronald Bauer
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United Kingdom citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,280,171
	6	Shared Voting Power

	7	Sole Dispositive Power
2,280,171
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,280,171
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒
11	Percent of class represented by amount in row (9)
9.2%
12	Type of Reporting Person (See Instructions)
IN

1	Names of Reporting Persons
Tyche Capital LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,406,250
	6	Shared Voting Power

	7	Sole Dispositive Power
1,406,250
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,406,250
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒
11	Percent of class represented by amount in row (9)
5.7%
12	Type of Reporting Person (See Instructions)
OO -- Limited Liability Company

1	Names of Reporting Persons
Theseus Capital Ltd
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
873,921
	6	Shared Voting Power

	7	Sole Dispositive Power
873,921
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
873,921
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒
11	Percent of class represented by amount in row (9)
3.5%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer:

180 Life Sciences Corp.

(b)	Address of Issuer’s Principal Executive Offices:

830 Menlo Avenue, Suite 100

Menlo Park, CA 94025

Item 2.

(a)	Name of Person Filing:

a.	Ronald Bauer

b.	Tyche Capital LLC

c.	Theseus Capital Ltd.

(b)	Address of Principal Business Office or, if None, Residence:

a.	Ronald Bauer: One Capital Place, Third Floor, P.O. Box 1564, Grand Cayman, Cayman Islands, KY1-1110

b.	Tyche Capital LLC: 1209 Orange Street, Wilmington, New Castle County, Delaware 19801

c.	Theseus Capital Ltd.: One Capital Place, Third Floor, P.O. Box 1564, Grand Cayman, Cayman Islands, KY1-1110

(c)	Citizenship:

a.	Ronald Bauer: United Kingdom citizen

b.	Tyche Capital LLC: Formed in Delaware

c.	Theseus Capital Ltd: Formed in the Cayman Islands

(d)	Title and Class of Securities:

a.	Common stock, $0.0001 par value per share (the “Common Stock”)

(e)	CUSIP No.:

a.	68236V104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)	Amount Beneficially Owned:

Tyche Capital LLC: 1,406,250 shares of Common Stock

Theseus Capital Ltd: 873,921 shares of Common Stock

Mr. Bauer beneficially owns the shares of Common Stock held by Tyche Capital LLC. Mr. Bauer is the sole member and manager of Tyche Capital LLC.

Mr. Bauer beneficially owns the shares of Common Stock held by Theseus Capital LTD. Mr. Bauer is the sole shareholder of Theseus Capital Ltd.

Mr. Bauer disclaims beneficial ownership (voting and/or dispositive power) over the shares held by Astatine Capital Ltd, a Cayman Islands company, whose sole shareholder is Samantha Bauer, the wife of Ronald Bauer.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Common Stock owned by another Reporting Person

(b)	Percent of Class:

a.	Ronald Bauer: 9.2% (aggregation of the holdings of Tyche Capital LLC and Theseus Capital Ltd, as described below in (b) and (c));

b.	Tyche Capital LLC: 5.7%

c.	Theseus Capital Ltd.: 3.5%

Each percentage above is determined by dividing the number of shares which such Reporting Person beneficially owns as set forth in Item 4(a) above, by 24,378,330 shares of outstanding Common Stock of the Issuer as confirmed by the Issuer’s transfer agent as of November 6, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Cover Pages Items 5-9

(ii)	Shared power to vote or to direct the vote: See Cover Pages Items 5-9

(iii)	Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9

(iv)	Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  12/31/2020

RONALD BAUER

/s/ Ronald Bauer
Name: Ronald Bauer

TYCHE CAPITAL LLC

/s/ Ronald Bauer
Name: Ronald Bauer
Its: Manager

THESEUS CAPITAL LTD.

/s/ Ronald Bauer
Name: Ronald Bauer
Its: CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).